Exhibit 99.2

CONTACT:
DR. REDDY’S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	MEDIA RELATIONS CALVIN PRINTER calvinprinter@drreddys.com (Ph: +91-40- 49002121)	INVESTOR RELATIONS KEDAR UPADHYE kedaru@drreddys.com (Ph: +91-40-66834297)

Press Release

For Immediate Release

Hyderabad, India, June 19, 2015

Dr. Reddy’s launches HAiROOTZTM in India – its first OTC hair growth supplement

Dr. Reddy’s today announced the launch of HAiROOTZTM, the first hair growth supplement to be marketed in India as over-the-counter (OTC) by the company. HAiROOTZTM comes from the same branch of business that markets MINTOPTM, the No. 1 dermatologist recommended brand in the country.

Studies reveal that more than 58% of men aged 30-50 years suffer from a common type of hair loss1, due to modern lifestyles which has brought about various nutrition related deficiencies and diseases, hair loss being one of them. HAiROOTZTM provides key nutrients needed for maintaining healthy hair. Stressful lifestyles often lead to hair greying and hair loss. HAiROOTZ’s unique formula has grape seed extract containing potent antioxidants, which are 20 times greater than Vitamins E & C 2. Other key ingredients include Biotin which helps prevent excessive hair loss, minerals which have shown to reduce hair thinning, breakage and prevent dandruff and greying. It also includes key amino acids which would promote hair growth by improved blood circulation to hair roots.

HAiROOTZTM comes in innovative and consumer friendly packaging with following innovations offered for the first time to ensure consumer compliance:

•	Tick to Track to help the consumer track daily intake of HAiROOTZTM, starting any day of the week

•	Consumer Connect platform http://mintopacademy.com website, SMS service and QR code, helps consumers get more reliable information on hair loss prevention and hair care tips.

HAiROOTZTM will be available across all leading departmental, pharmacy stores and online retailers.

1.	Male Androgenetic Alopecia: Population-Based Study in 1,005 Subjects. International Journal of Trichology. 2009;1(2):131-133
2.	Polyphenolics in Grape Seeds—Biochemistry and Functionality. Journal of Medicinal Food. December 2003, 6(4): 291-299

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CONTACT:
DR. REDDY’S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	MEDIA RELATIONS CALVIN PRINTER calvinprinter@drreddys.com (Ph: +91-40- 49002121)	INVESTOR RELATIONS KEDAR UPADHYE kedaru@drreddys.com (Ph: +91-40-66834297)

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infectives. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, Russia & CIS, Venezuela and India. For more information, log on to: www.drreddys.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or re organization , including related integration issues.

The company assumes no obligation to update any information contained herein.